

July 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the WBI BullBear Trend Switch US Total Return ETF of Absolute Shares Trust under the Exchange Act of 1934.

Sincerely,